UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CENTRUS VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

15642Y 20 6
(CUSIP Number)

Kevin B. Epp
Suite 200, 810 Peace Portal Drive
Blaine, WA 98230
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15642Y 20 6

1.	Names of Reporting Persons Kevin B. Epp
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization:Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 2,000,000 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 2,000,000 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 15642Y 20 6

This Schedule 13D/A (Amendment No. 1) is being filed by Kevin B. Epp to amend and supplement the Schedule 13D of the Reporting Person dated January 9, 2007 filed with the Securities Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1.           SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Centrus Ventures Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at Suite 200, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM 2.           IDENTITY AND BACKGROUND.

Item 2 of the previously filed Schedule 13D is amended to read as follows:

(a)	Name of Person filing this Statement:

Kevin B. Epp (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 1049 Shavington Street, North Vancouver, BC, Canada V7L 1K7.

(c)	Present Principal Occupation and Employment:

The Reporting Person was the President, Secretary, Treasurer and sole director of the Company from December 14, 2005 to October 5, 2007. The Reporting Person is a principal of Titan Sports Management, a professional sports agency. The address for Titan Sports Management is 1049 Shavington Street, North Vancouver, BC, Canada V7L 1K7.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 15642Y 20 6

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On February 5, 2005, the Reporting Person acquired 8,500,000 pre-split (25,500,000 post 3:1 split) shares of common stock at a price of $0.001 per share for total proceeds of $8,500. The Reporting Person paid for these shares out of his personal funds. On October 5, 2007, the Reporting Person surrendered for cancellation to the Issuer 23,500,000 shares (the “Cancelled Shares”) held by him in consideration of payment by the Issuer of $0.001 per share for an aggregate consideration of $23,500.

ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The Cancelled Shares were surrendered by the Reporting Person pursuant to the terms of an agreement and plan of merger dated for reference September 24, 2007 with Centrus Ventures Inc., Royal Mines Inc. and Royal Mines Acquisition Corp. (the “Agreement”).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership:

As of October 5, 2007, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	2,000,000	4.3%

(1)	As of October 5, 2007 there were 46,152,252 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

CUSIP No. 15642Y 20 6

(c)	Transactions Effected During the Past 60 Days:

Other than the surrender of shares for cancellation by the Reporting Person as described above under Items 3 and 4, the Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

October 5, 2007.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2007
Date

/s/ Kevin B. Epp
Signature

Kevin B. Epp
Name/Title